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                               UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                               SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                            (Amendment No.     )*

                    Adelphia Communications Corporation

                            (Name of Issuer)

           Class A Common Stock, par value $.01 per share

                     (Title of Class of Securities)

                                 006848105

                               (CUSIP Number)

                          Dennis P. Coyle, Esq.
                      General Counsel and Secretary
                             FPL Group, Inc.
                         700 Universe Boulevard
                        Juno Beach, Florida 33408
                             (407)694-4644
_____________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                           February 28, 1995
_____________________________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP NO. 006848105                                Page 2 of 11 Pages

_____________________________________________________________________
1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

Telesat Cablevision, Inc.
I.R.S. Identification #: Not Required
_____________________________________________________________________
2.  Check the appropriate box if a member of a group*

                                                            (a) /x/
                                                            (b) / /
_____________________________________________________________________

3.  SEC Use Only


_____________________________________________________________________

4.  Source of Funds*

       Affiliate
_____________________________________________________________________

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                    / /


_____________________________________________________________________

6.  Citizenship or Place of Organization

    Florida
_____________________________________________________________________

    Number of     7.  Sole Voting Power
    Shares            -0-

    Beneficially  8.  Shared Voting Power
    Owned By          1,000,000

    Each          9.  Sole Dispositive Power
    Reporting         -0-

    Person With   10. Shared Dispositive Power
                      1,000,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000
_____________________________________________________________________

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares*
                                                               / /

_____________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)

     6.7%
_____________________________________________________________________

14.  Type of Reporting Person*

     CO
_____________________________________________________________________

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D


CUSIP NO. 006848105                                Page 3 of 11 Pages

_____________________________________________________________________

1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

FPL Group Capital Inc
I.R.S. Identification #: Not Required
_____________________________________________________________________

2.  Check the appropriate box if a member of a group*

                                                          (a) /x/
                                                          (b) / /
_____________________________________________________________________

3.  SEC Use Only


_____________________________________________________________________

4.  Source of Funds*

       WC
_____________________________________________________________________

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                    / /


_____________________________________________________________________

6.  Citizenship or Place of Organization

     Florida
_____________________________________________________________________

    Number of     7.  Sole Voting Power
    Shares            -0-

    Beneficially  8.  Shared Voting Power
    Owned By          1,000,000

    Each          9.  Sole Dispositive Power
    Reporting         -0-

    Person With   10. Shared Dispositive Power
                      1,000,000


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000
_____________________________________________________________________

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares*                                                        __
                                                              / /



13.  Percent of Class Represented by Amount in Row (11)

     6.7%
_____________________________________________________________________

14.  Type of Reporting Person*

       CO
_____________________________________________________________________

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                          SCHEDULE 13D


CUSIP NO. 006848105                                Page 4 of 11 Pages
_____________________________________________________________________

1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

FPL Group, Inc.
I.R.S. Identification #: Not Required
_____________________________________________________________________

2.  Check the appropriate box if a member of a group*
                                                         (a) /x/
                                                         (b) / /
_____________________________________________________________________

3.  SEC Use Only


_____________________________________________________________________

4.  Source of Funds*

    Affiliate
_____________________________________________________________________

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                  / /


_____________________________________________________________________

6.  Citizenship or Place of Organization

    Florida
_____________________________________________________________________

    Number of     7.  Sole Voting Power
    Shares            -0-

    Beneficially  8.  Shared Voting Power
    Owned By          1,000,000

    Each          9.  Sole Dispositive Power
    Reporting         -0-

    Person With   10. Shared Dispositive Power
                      1,000,000


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000,000
_____________________________________________________________________

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares*
                                                             / /
_____________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)

     6.7%
_____________________________________________________________________

14.  Type of Reporting Person*

     CO
_____________________________________________________________________

Item 1.  Security and Issuer.

The class of securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Adelphia Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5 West Third Street, P.O. Box 472, Coudersport, PA 16915.

Item 2.  Identity and Background.

This statement is filed jointly by Telesat Cablevision, Inc.
( Telesat ), FPL Group Capital Inc ( Group Capital ) and FPL Group, Inc. ( FPL Group ). FPL Group, a Florida corporation incorporated in 1984, is a public utility holding company (as defined in the Public Utility Holding Company Act of 1935, as amended) that is engaged, through its subsidiaries, in utility and other operations. Utility operations are conducted through Florida Power & Light Company, which is engaged in the generation, transmission, distribution and sale of electric energy.

Group Capital, a Florida corporation incorporated in 1985 and a wholly-owned subsidiary of FPL Group, holds the capital stock and provides funding for the operations of FPL Group s subsidiaries other
than Florida Power & Light Company.   Group Capital s business
activities include investments in non-utility energy projects through ESI Energy, Inc. and agricultural operations through Turner Foods Corporation.

Telesat, a Florida corporation and wholly-owned subsidiary of Group Capital, holds interests in entities which provide franchised and/or private cable television service.

Each of Telesat, Group Capital and FPL Group may be hereinafter referred to individually as a  Reporting Person  or collectively as
the  Reporting Persons.   A joint filing agreement among the
Reporting Persons is filed as Exhibit 1 hereto.

The principal executive offices of FPL Group and Group Capital are located at 700 Universe Boulevard, Juno Beach, Florida 33408. The principal executive offices of Telesat are located as 1400 Centrepark Boulevard, Suite 600, West Palm Beach, FL 33401.

The names, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of all executive officers and directors of each of the Reporting Persons are listed on
Schedule 1 hereto. All executive officers and directors or each Reporting Person are citizens of the United States.

During the last five years, no Reporting Person, nor any executive officer or director thereof, has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds.

Telesat entered into an Investment Agreement with the Company and certain of its affiliates, and for limited purposes, certain shareholders of the Company (the Rigas Shareholders), dated
February 28, 1995 (the Investment Agreement) pursuant to which, in connection with the contribution by Telesat of certain cable television assets to a joint venture partnership with a subsidiary of the Company, Telesat acquired 1,000,000 shares of the Common Stock (the Shares) in exchange for $15,000,000, which funds were obtained from a capital contribution from Group Capital to Telesat.

In the Investment Agreement, the Rigas Shareholders have agreed that, in any and all elections of directors of the Company, they will vote a sufficient number of shares of Common Stock owned by them to elect one individual nominated by Telesat to the board of directors of the Company. Under certain circumstances, including a sale by Telesat of any or all of the Shares, Telesat will forfeit this nomination right. Relevant portions of the Investment Agreement are attached hereto as
Exhibit 2 and incorporated herein by reference.

In connection with the execution of the Investment Agreement, the Company and Telesat entered into a Subscription Agreement for the purchase of the Shares as well as a Registration Rights Agreement, both dated as of February 28, 1995 (the Execution Date ) which are attached hereto as Exhibits 3 and 4, respectively and incorporated herein by reference. The Registration Rights Agreement obligates the Company, within three months following the Execution Date, to commence filing a registration statement registering the Shares, and any capital stock of the Company issued as a dividend or other distribution with respect to the Shares, under the Securities Act of 1933, as amended (the Securities Act ), and to keep the registration statement effective until the second anniversary of the Execution Date. After the two year period, Telesat may request that the Company file a Securities Act registration statement and keep it effective for a period of one additional year.

In addition, the Registration Rights Agreement gives Telesat piggyback registration rights which enable it to require that the Company register the Shares under the Securities Act if the Company is otherwise registering other shares of the Common Stock. These registration rights exist for a period commencing three months after the Execution Date and terminating twenty-four months thereafter.

Item 4.  Purpose of the Transaction.

The Shares will be held for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company, and, other than as disclosed under Item 3, no Reporting Person has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed to share voting and dispositive power with each other over 1,000,000 Shares (approximately 6.7% of the total number of shares of Common Stock outstanding on the date hereof).

The percentage expressed herein is based upon the number of outstanding shares of Common Stock of the Company as disclosed in the Form 10-Q for the quarter ended December 31, 1994 of the Company, which is the most recently available filing by the Company with the Securities and Exchange Commission.

Other than as described under Item 3 and Item 6, no Reporting Person has engaged in any transaction in the Common Stock of the Company within sixty days of the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Telesat owns a 20% interest in a partnership which has agreed to sell certain cable television assets to an affiliate of the Company, and the affiliate of the Company has the option to pay a portion of the purchase price thereof in the form of shares of Company Common Stock. The transaction is subject to satisfaction of certain conditions precedent, and no Reporting Person has beneficial ownership of shares of Common Stock by virtue thereof at this time.

Other than described under Item 3 and above, no Reporting Person has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

            Exhibit 1:   Joint Filing Agreement

            Exhibit 2:   Investment Agreement

            Exhibit 3:   Subscription Agreement

            Exhibit 4:   Registration Rights Agreement

                    SCHEDULE 1

Directors and Executive Officers of Telesat
Leslie J. Gelber - Director and  Chairman of the Board
Harry P. Cushing  - Director  and President and Chief Executive
Officer
Richard M. Schorr - Vice President and Controller
Dilek L. Samil - Treasurer
Dennis P. Coyle - Director and Secretary

Directors and Executive Officers of Group Capital
James L. Broadhead - Director and President and Chief Executive
Officer
Paul J. Evanson - Director and Vice President and Chief Financial
Officer
Dilek L. Samil - Director and Vice President, Treasurer & Assistant
Secretary
Leslie J. Gelber - Vice President
K. Michael Davis - Controller and Chief Accounting Officer
Dennis P. Coyle - Secretary
Solomon L. Stamm - Assistant Controller
Paul R. Sutherland - Assistant Treasurer and Assistant Secretary

Directors and Executive Officers of FPL Group
James L. Broadhead - Director and Chairman of the Board, President and Chief Executive Officer
Dennis P. Coyle - General Counsel and Secretary
Paul J. Evanson - Director and Vice President Finance, and Chief
Financial Officer
Dilek L. Samil - Treasurer
K. Michael Davis - Controller and Chief Accounting Officer
Lawrence J. Kelleher - Vice President, Human Resources
H. Jesse Arnelle -     Senior Partner at law firm of
                       Arnelle, Hastie, McGee,
                       Willis & Greene, One Market
                       Street, Spear Street Tower,
                       39th Floor, San, Francisco,
                       California 94105.
Robert M. Beall, II -  Chairman and Chief Executive
                       Officer of Beall s Inc., the
                       parent company of Beall s
                       Department Stores, Inc., and
                       Beall s Outlet Stores, Inc.,
                       which operate retail stores
                       locate primarily in Florida.
                       Business address is Post
                       Office Box N, Bradenton,
                       Florida 34206
David Blumberg -       Chairman and President of
                       Blumberg Group, Inc., a real
                       estate development,
                       investment and consulting
                       firm. Business address is 255
                       Alhambra Circle, Suite 760,
                       Coral Gables, Florida 33134.
J. Hyatt Brown -       Chairman, President and Chief
                       Executive Officer of Poe &
                       Brown, Inc., an insurance
                       broker based in Daytona Beach
                       and Tampa, Florida.  Business
                       address is P.O. Drawer 2412,
                       Daytona Beach, Florida 32115.
Armando M. Codina -    Chairman and Chief Executive
                       Officer of Codina Group,
                       Inc., a Miami, Florida-based
                       real estate development
                       company.  Business address is
                       Two Alhambra Plaza, Penthouse
                       II, Coral Gables, Florida
                       33134.
Marshall M. Criser -   Chairman of the Jacksonville,
                       Florida, law firm of Mahony
                       Adams & Criser, P.A.
                       Business address is P.O. Box
                       4099, Jacksonville, Florida
                       32201.
B.F. Dolan -           Retired.  Address is Two
                       First Union Center, 301 S.
                       Tryon Street, Suite 1990,
                       Charlotte, North Carolina
                       28282
Willard D. Dover -     Member of Fort Lauderdale,
                       Florida law firm of Fleming,
                       O Bryan & Fleming, P.A.
                       Business address is Broward
                       Financial Center, 500 East
                       Broward Blvd., Fort
                       Lauderdale, Florida 33394.
Drew Lewis -           Chairman and Chief Executive
                       Officer of Union Pacific
                       Corporation, a transportation
                       and natural resources
                       company.  Business address is
                       Martin Tower, Eighth and
                       Eaton Avenues, Bethlehem,
                       Pennsylvania 18018.
Frederic V. Malek -    Chairman of Thayer Capital
                       Partners, a merchant bank.
                       Business address is 901 15th
                       Street, N.W., Suite 300,
                       Washington, D.C. 20005.
Paul R. Tregurtha -    Chairman and Chief Executive
                       Officer of Mormac Marine
                       Group, Inc., a maritime
                       shipping company.  Business
                       address is Three Landmark
                       Square,
                       Stamford, Connecticut 06901.

                   EXHIBIT INDEX



Exhibit No.    Title                               Page

Exhibit 1:     Joint Filing Agreement               12

Exhibit 2:     Investment Agreement                 13

Exhibit 3:     Subscription Agreement               16

Exhibit 4:     Registration Rights Agreement        19

                 SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:   March 10, 1995         FPL Group, Inc.

                                MICHAEL W. YACKIRA
                                Name: Michael W. Yackira
                                Title: Vice President, Finance, and
                                Chief Financial Officer


Dated:   March 10, 1995         FPL Group Capital Inc

                                PAUL J. EVANSON
                                Name: Paul J. Evanson
                                Title:  Vice President and Chief
                                Financial Officer


Dated:   March 10, 1995         Telesat Cablevision, Inc.

                                LESLIE J. GELBER
                                Name: Leslie J. Gelber
                                Title:  Chairman of the Board